Exhibit 99.3

Confidential Treatment Requested: The portions of this document marked by XXXXX have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
 Tel: 020-7774-1040 | Telex: 887902 | Cable: GOLDSACHS LONDON
Registered in England No. 2263951 | Registered Office As Above
Authorised and Regulated by the Financial Services Authority
Opening Transaction
29 March 2006
GS Reference No. TSSO603010250000A00
Customer Account No. 006-430-912
Chartered Semiconductor Manufacturing Limited
60 Woodlands Industrial Park D
Street 2
Singapore 738406
Dear Sirs or Madams,
American Call Option with Early Termination Provisions on Ordinary Shares of Chartered Semiconductor Manufacturing Ltd.
The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Goldman Sachs International (“GSI”) and Chartered Semiconductor Manufacturing Ltd. (“Counterparty”). This communication constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.
This Confirmation is subject to, and incorporates, the definitions and provisions of the 2000 ISDA Definitions (including the Annex thereto) (the “2000 Definitions”) and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and together with the 2000 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”). In the event of any inconsistency between the 2000 Definitions and the Equity Definitions, the Equity Definitions will govern.
This Confirmation supplements, forms a part of, and is subject to the ISDA Master Agreement (Multicurrency-Cross Border) dated as of 10 August 2004, as amended and supplemented from time to time (the “Agreement”), between GSI and Counterparty. All provisions contained in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below. Notwithstanding any provisions to the contrary in the Agreement, if Market Quotation is specified in the Schedule to the Agreement as the relevant payment measure, it will be deemed that a Market Quotation cannot be determined or would not produce a commercially reasonable result and Loss shall apply to this Transaction. In the event of any inconsistency between this Confirmation and the Definitions and/or the Agreement, as the case may be, this Confirmation shall govern.
This Transaction constitutes a Share Option Transaction for the purposes of the Equity Definitions. The terms of the particular Transaction to which this Confirmation relates are as follows:
General Terms:

Trade Date:	29 March 2006

Option Style:	American

Option Type:	Call

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Seller:	Counterparty

Buyer:	GSI

Shares:	Ordinary shares of Chartered Semiconductor Manufacturing Ltd. (Bloomberg Code: CSM SP)

Number of Options:	214.8 million

Option Entitlement:	1 Share(s) per Option

Strike Price:	SGD2.15

Premium:	XXXXX

Premium Payment Date:	31 March 2006

Exchange:	Singapore Exchange Securities Trading Limited

Related Exchange:	All Exchanges

Procedure for Exercise:

Commencement Date:	29 March 2006

Exercise Date:	As provided in Section 3.1(b) of the Equity Definitions

Latest Exercise Time:	11.00am Singapore Time

Expiration Time:	The Valuation Time

Expiration Date:	29 March 2011

Multiple Exercise:	Applicable

Settlement Date:	3 Exchange Business Days following the relevant Valuation Date

Minimum Number of Options:	2,000,000

Seller Contact Details for the Purpose of Giving Notice:	Attention: Looi Lee Hwa, Edwin Chan and Jesline Teo Fax: 65 63604790/65 6362 2909

Buyer Contact Details for the Purpose of Giving Notice:	Attention: Equity Derivatives Operations
Fax: 852 2978 1699

Valuation:

Valuation Time:	As provided in Section 6.1 of the Equity Definitions

Valuation Date:	Each Exercise Date

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Settlement Terms:

Physical Settlement:	Applicable, subject to the Cash Settlement and Early Termination provisions below

Settlement Price:	Strike Price

Settlement Currency:	Singapore Dollars (“SGD”)

Cash Settlement:	Applicable at Counterparty’s election in lieu of Physical Settlement subject as provided herein. If Counterparty so elects and subject to valid exercise of the Options by GSI on the relevant Exercise Date, then Counterparty shall pay to GSI on the relevant Cash Settlement Payment Date the Option Cash Settlement Amount.

To elect Cash Settlement in lieu of Physical Settlement in respect of an exercise of Options on an Exercise Date, Counterparty shall give notice to GSI in respect of the election of Cash Settlement by no later than three hours following the Latest Exercise Time on the relevant Exercise Date. Such election may be made in respect of any or all of the Options exercised and Counterparty shall specify the number of Options subject to such election in the notice. Any notice received after such time shall be void. For the avoidance of doubt, (i) if GSI does not exercise the Options on such Exercise Date, such notice shall be void and (ii) in the event GSI exercises the Options on such Exercise Date, in the absence of receipt by GSI of a valid Cash Settlement notice from Counterparty, Physical Settlement shall apply.

Option Cash Settlement Amount:	An amount in SGD in respect of each Option exercised equal to (Closing Price on the relevant Valuation Date - Strike Price) × Option Entitlement (if positive, otherwise zero)

Closing Price:	The SGD closing price of one Share as published by the Exchange on the relevant day provided that if the Exchange does not publish the closing price and the relevant day is not a Disrupted Day, then the Calculation Agent shall determine the relevant closing price in good faith and a commercially reasonable manner.

Cash Settlement Payment Date:	3 Exchange Business Days after the relevant Valuation Date

Early Termination Provisions:

Early Termination:	Counterparty may elect for an early termination of this Transaction (“Early Termination”) in whole or in part under the following circumstances:

a) From and including the Trade Date to and including 28 March 2007 (“Lower Soft Call Period”), the first time that the Closing Price on each of any 20 Exchange Business Days (each of which must occur within the Lower Soft Call Period,

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the last such day being the “Lower Soft Call Date”) in a consecutive 30 Exchange Business Day period is equal to or greater than the Lower Soft Call Strike Price, as determined by the Calculation Agent; or

b) From and including 29 March 2007 to but excluding the Expiration Date (“Higher Soft Call Period”), if the Closing Price on each of any 20 Exchange Business Days (each of which must occur within the Higher Soft Call Period, the last such day being the “Higher Soft Call Date”) in any consecutive 30 Exchange Business Day period is equal to or greater than the Higher Soft Call Strike Price, as determined by the Calculation Agent.

Counterparty may elect, upon notice to GSI, on the Lower Soft Call Date or any Higher Soft Call Date, to terminate and settle this Transaction early, in whole or in part, subject to the Early Termination Election Provisions below. For the avoidance of doubt, (i) any portion of this Transaction not terminated early shall continue under the terms hereof until the earlier of a subsequent Early Termination and the Expiration Date, (ii) Counterparty may elect to terminate this Transaction early only once during the Lower Soft Call Period when the condition described in paragraph (a) above is satisfied for the first time and (iii) Counterparty may elect to terminate any or all of the remaining portion of this Transaction early during the Higher Soft Call Period each time the condition described in paragraph (b) above is satisfied.

Soft Call Date:	The Lower Soft Call Date or any Higher Soft Call Date

Lower Soft Call Strike Price:	SGD1.75

Higher Soft Call Strike Price:	SGD2.6875

Call Settlement Price:	SGD1.60

Early Termination Election Provisions:	To elect for Early Termination, Counterparty shall give notice to GSI in respect of such election by no later than three hours following the close of trading on the Exchange on the relevant Soft Call Date. Any notice received after such time shall be void. Such notice shall specify the portion of the Transaction being terminated early (the “Designated Portion”) and whether Counterparty is electing for Cash Settlement or Physical Settlement in respect of such Designated Portion. In the absence of receipt by GSI of a valid Cash Settlement notice from Counterparty, Physical Settlement shall apply.

If Counterparty elects to early terminate all or any part of this Transaction, the following shall occur on the relevant Early Termination Settlement Date. In respect of an Early Termination election on:

a) the Lower Soft Call Date, then if Physical Settlement

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applies, GSI shall have the right but not the obligation for the period from and including the Lower Soft Call Date to and including the 30th Exchange Business Day thereafter to call for such number of Shares on each such day (each, an “Early Termination Call Date”) as it determines appropriate subject to a maximum of the amount of Shares relating to the Designated Portion (provided that GSI shall not call for fewer number of Shares than that which relate to a Minimum Number of Options, except where such call relates to all the remaining Shares of the Designated Portion). Against the delivery of each Share, GSI shall pay to Counterparty an amount equal to the Call Settlement Price;

b) the Lower Soft Call Date, then if Cash Settlement applies, Counterparty shall pay to GSI an amount equal to SGD0.15 × number of Shares relating to the Designated Portion;

c) a Higher Soft Call Date, then if Physical Settlement applies, Counterparty shall deliver to GSI the Shares relating to the Designated Portion against payment by GSI to Counterparty of an amount equal to Strike Price in respect of each Share delivered; and

d) a Higher Soft Call Date, then if Cash Settlement applies, Counterparty shall pay to GSI an amount equal to (Closing Price on the relevant Soft Call Date - Strike Price) × number of Shares relating to the Designated Portion.

The provisions of Article 9 of the Equity Definitions shall apply to the settlement pursuant to each call made by GSI under paragraph (a) or the Designated Portion under paragraph (c) above as though it is a settlement of a Physically Settled Call Option transaction with GSI as Buyer and Counterparty as Seller, and for such purposes, the day the relevant call notice is given under paragraph (a) or the day the notice of Early Termination is given under paragraph (b) shall be the Exercise Date, the relevant Early Termination Settlement Date shall be the Settlement Date and the amount of Shares being called by GSI in the case of paragraph (a) or the amount of Shares relating to the Designated Portion in the case of paragraph (c) shall be the number of Options Exercised multiplied by the Option Entitlement.

Early Termination Settlement Date:	3 Exchange Business Days following, in the case of an Early Termination upon the Lower Soft Call Date, the relevant Early Termination Call Date, and in the case of an Early Termination upon a Higher Soft Call Date, the relevant Higher Soft Call Date. The Designated Portion of the Transaction shall be terminated upon settlement of the same in accordance with the Early Termination Election Provisions.

Provision of Notice:	Any notice to be provided under in respect of a Physical Settlement, Cash Settlement or Early Termination may be

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provided by the relevant party orally or in writing. If provided orally, the party to whom oral notice is given shall be provided with written confirmation of such oral notification as soon as reasonably practicable thereafter provided that failure to provide such written confirmation shall not in any way prejudice the validity of the earlier oral notification.

In respect of an exercise by GSI of the Options under this Transaction only, Counterparty has requested that GSI use reasonably commercially practicable efforts to notify Counterparty 12 hours prior to an actual exercise of the fact that it is considering an exercise of the Options. Any such notification shall in no way oblige GSI to exercise the Options at any subsequent time nor shall a prior notification preclude any subsequent notification or exercise. Any failure to provide such prior notification shall in no way prejudice or limit GSI’s rights or ability to exercise the Options pursuant to the terms of this Transaction. In addition, Counterparty shall be solely responsible for determining if any such prior notification results or could result in any disclosure, reporting or filing obligation on Counterparty to be made under applicable laws, rules and regulations and Counterparty shall be solely responsible for compliance with or the failure to comply with any such obligations. GSI makes no representation or warranty in respect thereof.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment. For the avoidance of doubt and without limiting the scope of Section 11.2 (c) of the Equity Definitions, the phrase “the Higher Soft Call Strike Price, the Lower Soft Call Strike Price, the Call Settlement Price,” shall be inserted after the words “the Knock-out Price,” under sub-paragraph (A) of that section.

Ordinary Dividends:	The terms of this Transaction assume no ordinary dividends being declared and/or paid by Counterparty on the Shares. In the event Counterparty declares and/or pays any ordinary dividends on the Shares prior to the Expiration Date, the Calculation Agent may make such adjustments to the terms of this Transaction to reflect the economic effect of such dividends. For the avoidance of doubt, nothing in the section shall limit or otherwise prejudice the rights of GSI to make any other adjustments to this Transaction as may otherwise be provided for under the Equity Definitions.

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

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Share-for-Combined:	Component Adjustment

Stock Loan Rate:	USD-LIBOR-BBA

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Stock Loan Rate:	USD-LIBOR-BBA

Nationalisation, Insolvency or De-Listing Event:	Cancellation and Payment

Additional Disruption Events:

Change in Law:	Applicable

Insolvency Filing:	Applicable

Hedging Disruption:	Applicable

Hedging Party:	GSI

Loss of Stock Borrow:	Applicable; furthermore Section 12.9(a)(vii) of the Equity Definitions is amended by deleting words “at a rate equal to or less than the Maximum Stock Loan Rate” and replacing them with “at a rate of return equal to or greater than zero.”

Hedging Party:	GSI

Increased Cost of Stock Borrow:	Applicable; Section 12.9(a)(viii) is amended as follows:
“Increased Cost of Stock Borrow” means that the Hedging Party would incur a rate to borrow Shares with respect to such Transaction that is materially higher than the rate in effect on the Trade Date, in each case as determined by the Hedging Party in good faith and in a commercially reasonable manner.

Hedging Party:	GSI

Increased Cost of Hedging:	Applicable

Hedging Party:	GSI

Determining Party:	GSI

Non-Reliance:	Applicable

Agreements and Ackowledgements Regarding Hedging Activities:	Applicable

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Additional Ackowledgements:	Applicable

Notwithstanding anything to the contrary in the Agreement, GSI may assign, transfer and set over all rights, title and interest, powers, privileges and remedies of GSI under this Transaction, in whole or in part, to an affiliate of GSI that is guaranteed by The Goldman Sachs Group, Inc. without the consent of Counterparty.

GSI Payment Instructions:	Citibank, New York ABA 021-000089 A/c Goldman Sachs International A/c No. 40616408

Counterparty Payment Instructions:	Please advise

Calculation Agent:	GSI
Additional Counterparty Representations: Counterparty represents, warrants and covenants to GSI and its affiliates (collectively “Goldman Sachs”) as of the Trade Date that:
a)	It is capable of making, and has made, its own independent investment decisions to enter into the Transaction and as to whether the Transaction is appropriate and proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. No communication (written or oral) received from Goldman Sachs shall be deemed to be an assurance or guarantee as to the expected returns on the Transaction.

b)	It has been given the opportunity to obtain information from Goldman Sachs concerning the terms and conditions of the Transaction and the Shares necessary for it to evaluate the merits and risks of the Transaction and the Shares.

c)	It is not relying on any communication (written or oral) of Goldman Sachs as investment advice or as a recommendation to enter into the Transaction and understands that information and explanations related to the Transaction and the Shares shall not be considered investment advice or a recommendation to enter into the Transaction.

d)	None of Goldman Sachs or any person representing or acting on behalf of Goldman Sachs is acting as a fiduciary for, or an adviser to, it in connection with the entry into of the Transaction and it has obtained such independent professional advice (including, without limitation, legal advice) as it has deemed necessary in connection with the entry into of the Transaction. In particular, it has obtained its own independent accounting advice as to the appropriate accounting treatment of the Transaction and shall be accounting for this Transaction in a manner consistent with such advice and in any event in compliance with applicable laws, rules and regulations.

e)	The entry into of the Transaction does not and will not conflict with or result in a breach or violation of any law or regulation applicable to dealings in the Shares (including, without limitation, the rules of the Exchange) or otherwise breach or violate any of Counterparty’s constitutional documents or any other material agreement which it may have entered into.

f)	Neither it nor any of its affiliates, nor any persons acting on its or their behalf, has engaged or will engage in any directed selling efforts (as defined under Rule 903 of Regulation S (“Regulation S”) of the U.S. Securities Act of 1933, as amended (the “Securities Act”)) with respect to any Shares to be delivered under this Transaction and it will and shall procure that its affiliates will comply with the offering restrictions requirement of Regulation S.

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g)	Neither it nor any of its affiliates or any person acting on its or their behalf has taken or will take, directly or indirectly, any action which was or is designed to stabilise or manipulate, or which might reasonably be expected to cause or result in stabilisation or manipulation of, the price of the Shares.

h)	Neither it nor any of its affiliates or any person acting on its or their behalf is in possession of information which would, pursuant to securities laws (including insider dealing laws) applicable to dealings in the Shares, preclude it from dealing in the Shares and neither its most recent annual or interim financial statements nor any public announcement made by it, whether pursuant to applicable laws, rules or regulations or otherwise, contain, as of the date published and/or made, any material misstatement or omission that could make the statements therein, in light of the circumstances under which they were made, misleading.

i)	It will make or provide any disclosure required by applicable laws and regulations (including pursuant to the securities laws or regulations in the jurisdiction of the issuer of the Shares or the rules of the Exchange) or Goldman Sachs pursuant to any order or request received by Goldman Sachs from any legal or regulatory body or authority in connection with the entry into of the Transaction and notwithstanding any duty of confidentiality owed by Goldman Sachs, Counterparty acknowledges and agrees that Goldman Sachs may make such disclosure to any legal or regula tory body or authority as Goldman Sachs shall consider necessary or appropriate regarding the Transaction or the Hedge Positions, provided that Goldman Sachs shall, to the extent not precluded under law or otherwise restricted by any such legal or regulatory body or authority, use reasonable efforts to notify Counterparty of such order or request prior to making any such disclosure.
GSI Representations: GSI represents, warrants and covenants to Counterparty as of the Trade Date that:
a)	It understands that the Transaction, and the issuance of Shares thereunder, has not been and will not be registered under the Securities Act and that the Transaction and such Shares may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S) except in accordance with Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

b)	It understands that no action has been or will be taken by Counterparty that would permit a public offering (as defined under applicable laws) of any Shares in any country or jurisdiction where action for that purpose is required and it will comply with all applicable laws and regulations in each jurisdiction (including with respect to stabilisation) in which it offers, sells or delivers any Shares.

c)	It is not a “U.S. Person” and will only offer and/or sell Shares delivered under this Transaction in transactions effected on the Exchange and/or to persons whom it reasonably believes to be persons other than U.S. Persons. Neither GSI, nor any of its affiliates, nor any persons acting on its or their behalf, has engaged or will engage in any directed selling efforts (as defined in Regulation S) with respect to any Shares to be delivered under this Transaction and GSI will and shall procure that its affiliates will comply with the offering restrictions requirement of Regulation S.
Other Provisions:
For the purposes of this Transaction, the definition of “Hedge Positions” in the Equity Definitions shall be amended by replacing the words “a party” with “GSI or any of its affiliates”.
Counterparty undertakes to GSI that any Share delivered under this Transaction whether pursuant to settlement upon an Early Termination or an exercise of an Option shall at the time of delivery be approved for listing and quotation on the Exchange.
The 7-year interest rate swap entered into between Counterparty and Goldman Sachs (Singapore) Pte. on 30 March 2006 shall be a Specified Transaction (under part (c) of the definition of “Specified Transaction” in the Agreement) under the Agreement, with Goldman Sachs (Singapore) Pte. being the Specified Entity of GSI for such purpose.

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Governing Law and Jurisdiction: Unless otherwise provided in the Agreement, this Confirmation will be governed by and construed in accordance with English law. Unless otherwise provided in the Agreement, this Confirmation is also subject to, and incorporates, the jurisdiction provisions contained in Section 13(b) of the Agreement.
Unless otherwise indicated, GSI has acted as principal in respect of this Transaction. The time of execution of this Transaction is available on request. GSI may make or receive payments to/from a third party in connection with this Transaction, the details of which are available upon request.
Offices.
The Office of GSI for this Transaction is Peterborough Court, 133 Fleet Street, London EC4A 2BB
The Office of Counterparty for this Transaction is 60 Woodlands Industrial Park D, Street 2, Singapore 738406
Counterparty hereby agrees (a) to check this Confirmation (Reference No. TSSO603010250000A00) carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by GSI) correctly sets forth the terms of the agreement between GSI and Counterparty with respect to this Transaction, by manually signing this Confirmation or this page thereof as evidence of agreement to such terms and providing any other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile 852 2978 1699.

Yours faithfully,		Agreed and Accepted by:
Goldman Sachs International		Chartered Semiconductor Manufacturing Ltd

By:	/s/ Matt Seager	By:	/s/ George Thomas

Name : Matt Seager Title : Executive Director		Name: George Thomas Title: Senior VP and CFO

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